July 19, 2007
Ms. Sondra Stokes
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	The Interpublic Group of Companies, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed February 28, 2007 File No. 1-06686
Dear Ms. Stokes:
     Enclosed please find a copy of *, as requested.
     Additionally, we have modified our analysis, previously provided as Attachment A to our letter to you dated June 14, 2007, to reflect the operating margins (both as reported and pro forma, as defined) with and without all prior period adjustments (including stock options) dating back to 1996.
     If you have any questions, please do not hesitate to call.
Sincerely,
/s/ Christopher F. Carroll
Christopher F. Carroll
Senior Vice President, Controller
and Chief Accounting Officer

Copies to:	Mr. Terry French Mr. Paul Monsour

Enclosure
*
* Refers to material omitted pursuant to a request for confidential treatment. This material has been filed separately with the Securities and Exchange Commission.

(in millions)	ATTACHMENT A (1 of 3)
Rollover Method

	Year ended December 31, 2006				Year ended December 31, 2005				Year ended December 31, 2004				Year ended December 31, 2003
						Correcting/
		Correcting				Originating				Originating				Originating
	As	Error			As	Error			As	Error			As	Error
	Reported	(Notes 1 and 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Note 2)	If Adjusted	%	Reported	(Notes 2 & 3)	If Adjusted	%
Revenue	$6,190.8	$(6.1)	$6,184.7	(0.1)%	$6,274.3	$21.2	$6,295.5	0.3%	$6,387.0	$5.8	$6,392.8	0.1%	$6,161.7	(6.1)	$6,155.6	(0.1)%

Salaries and related expenses	3,944.1	(5.6)	3,949.7	(0.1)%	3,999.1	4.8	3,994.3	0.1%	3,733.0	1.2	3,731.8	0.0%	3,501.4	0.1	3,501.3	0.0%

Office and general expenses	2,079.0	6.5	2,072.5	0.3%	2,288.1	2.1	2,286.0	0.1%	2,250.4	(1.5)	2,251.9	(0.1)%	2,225.3	(0.6)	2,225.9	0.0%

Operating income (loss) as reported	106.0	(5.4)	100.6	(5.1)%	(104.2)	23.0	(81.2)	22.1%	(94.4)	6.4	(88.0)	6.8%	(31.9)	(6.9)	(38.8)	(21.6)%

Operating margin % as reported	1.7%		1.6%		-1.7%		-1.3%		-1.5%		-1.4%		-0.5%		-0.6%

Operating margin % pro forma (Note 6)	2.7%		2.6%		-0.2%		0.2%		6.3%		6.4%		7.1%		7.0%

Note 1 — Adjustments noted above have been corrected from amounts reflected in Note 21 in Company’s 2006 Form 10-K. See revised Note 21 in Company’s Response No. 3.
Note 2 — Credit adjustments are reflected without brackets.
Note 3 — Salaries and related expenses originating/correcting error includes $0.3, $2.4, $2.9, $10.3, $11.0, $8.4, $4.2 and $1.1 for 2003, 2002, 2001, 2000, 1999, 1998, 1997 and 1996, respectively, relating to stock options.
Note 4 — Includes the cumulative impact of the out-of-period adjustments relating to 2000 and prior years which were not able to be reflected in their specific year of origination.
Note 5 — As Reported amounts for years prior to 2000 were not restated in connection with the restatement announced in 2005.
Note 6 — Pro forma operating margin % represents revenue less salaries and related expenses and office and general expenses as a percentage of revenue, excluding restructuring, impairments, contract termination costs and other charges.

(in millions)	ATTACHMENT A (2 of 3)
Rollover Method

	Year ended December 31, 2002				Year ended December 31, 2001				Year ended December 31, 2000				Year ended December 31, 1999

		Originating				Originating				Originating			As	Originating
	As	Error			As	Error			As	Error			Reported	Error
	Reported	(Notes 2 & 3)	If Adjusted	%	Reported	(Notes 2 and 3)	If Adjusted	%	Reported	(Notes 2, 3 and 4)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%
Revenue	$6,059.1	(2.8)	$6,056.3	0.0%	$6,598.5	$(3.7)	$6,594.8	(0.1)%	$6,872.2	$(9.6)	$6,862.6	(0.1)%	$5,960.0	$—	$5,960.0	0.0%

Salaries and related expenses	3,397.1	(0.1)	3,397.2	0.0%	3,634.9	(2.6)	3,637.5	(0.1)%	3,830.8	(13.8)	3,844.6	(0.4)%	3,447.5	(11.0)	3,458.5	(0.3)%

Office and general expenses	2,248.3	(1.5)	2,249.8	(0.1)%	2,397.9	(1.0)	2,398.9	0.0%	2,173.0	(4.2)	2,177.2	(0.2)%	1,640.9	0.0	1,640.9	0.0

Operating income (loss) as reported	275.8	(4.4)	271.4	(1.6)%	(364.5)	(6.8)	(371.3)	(1.9)%	710.1	(23.5)	686.6	(3.3)%	608.6	(11.0)	597.6	(1.8)%

Operating margin % as reported	4.6%		4.5%		-5.5%		-5.6%		10.3%		10.0%		10.2%		10.0%

Operating margin % pro forma (Note 6)	6.8%		6.8%		8.6%		8.5%		12.6%		12.3%		14.6%		14.4%

(in millions)	ATTACHMENT A (3 of 3)
Rollover Method

	Year ended December 31, 1998				Year ended December 31, 1997				Year ended December 31, 1996
		Originating				Originating				Originating
	As Reported	Error			As Reported	Error			As Reported	Error
	(Note 5)	(Notes 2 and 3)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%	(Note 5)	(Notes 2 and 3)	If Adjusted	%
Revenue	$5,492.9	$—	$5,492.9	0.0	$4,850.7	$—	$4,850.7	0.0%	$3,053.9	$—	$3,053.9	0.0%

Salaries and related expenses	3,158.9	(8.4)	3,167.3	(0.3)%	2,800.5	(4.2)	2,804.7	(0.1)%	1,619.6	(1.1)	1,620.7	(0.1)%

Office and general expenses	1,592.0	0.0	1,592.0	0.0%	1,583.4	0.0	1,583.4	0.0	938.7	0	938.7	0.0

Operating income (loss) as reported	654.7	(8.4)	646.3	(1.3)%	320.9	(4.2)	316.7	(1.3)%	358.9	(1.1)	357.8	(0.3)%

Operating margin % as reported	11.9%		11.8%		6.6%		6.5%		11.8%		11.7%

Operating margin % pro forma (Note 6)	13.5%		13.4%		9.6%		9.5%		16.2%		16.2%